FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

May 4, 2004

#04-06

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has received regulatory approval for the acquisition of the Trend Project and clarifies its press release dated April 28, 2004.

NDT has received Exchange approval for the acquisition of a 100% interest in 127 unpatented lode mining claims, known as the Trend Project, situated in Eureka and Ladner Counties, Nevada. The Company has paid Trend Resources LLC (“Trend”) $5,000 cash and issued 25,000 common shares with a hold period expiring on September 4, 2004. In addition, the Company will pay Trend 5% of the actual field expenditures up to a maximum of $250,000. Trend retains a 1% net smelter return royalty.

Subject to regulatory approval, NDT will pay a finder’s fee in connection with the Trend Project acquisition consisting of  $500 cash and 2,500 shares. In addition, the Company will pay to the finder 5% of the actual field expenditures up to a maximum of $250,000.

The Company clarifies a previous news release dated April 28, 2004, with the following information.

Subject to regulatory approval, the Company has an option to acquire a 100% interest in nine individual gold properties located in Pershing and Humboldt Counties, Nevada. NDT can acquire each property in one of two ways:

1.

By paying $500,000 per property, payable in cash and common shares, in tranches as follows:

In Year 1, NDT will be required to issue an aggregate of 202,000 common shares.

In Year 2, for each property, NDT will be required to issue 25,000 shares and pay $5,000.

In Year 3, for each property, NDT will be required to issue 25,000 shares and pay $7,500.

In Year 4 and each year thereafter, for each property, NDT will be required to issued 25,000 shares and pay $10,000; or

2.

At any time after the Year 5 payment of cash and shares, NDT may purchase an undivided 100% interest in a property by paying to the Owner $100,000 and issuing 25,000 shares.

Each property retains a 2% to 4% sliding scale NSR royalty, based on gold price. On each property, at NDT’s option, 25% of the royalty can be purchased for $1 million and a second 25% of the royalty can be purchased for an additional $1.5 million.

All figures are in US Dollars.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

______________________

Fred G. Hewett, P.Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: May 4, 2004